NO ACT





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005733

February 14, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-11

David I. Meyers
Troutman Sanders LLP
P.O. Box 1122
Richmond, VA 23218-1122

Re: Massey Energy Company

Dear Mr. Meyers:

This is in regard to your letter dated February 14, 2011 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System for inclusion in Massey's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Massey therefore withdraws its January 25, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

TROUTMAN SANDERS BUILDING
1001 HAXALL POINT
RICHMOND, VIRGINIA 23219
www.troutmansanders.com
TELEPHONE: 804-697-1200
FACSIMILE: 804-697-1339

MAILING ADDRESS
P.O. BOX 1122
RICHMOND, VIRGINIA 23218-1122

David I. Meyers
Dave.Meyers@troutmansanders.com

Direct Dial: 804-697-1239
Direct Fax: 804-698-5176

February 14, 2011

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: Massey Energy Company/Omission of Stockholder Proposal under Rule 14a-8; Proposal of Comptroller of the State of New York

Ladies and Gentlemen:

In a letter dated January 25, 2011, we requested that the Staff of the Division of Corporate Finance concur that our client Massey Energy Company ("Massey") could properly exclude from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of stockholders (collectively, the "Proxy Materials") a proposal dated December 8, 2010 (the "Proposal") from the Comptroller of the State of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponent").

Attached as Exhibit A is a letter from the Proponent dated February 4, 2011 stating that the Proponent withdraws the Proposal. In reliance on this letter, we hereby withdraw the January 25, 2011 no-action request relating to Massey's ability to exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (804) 697-1239 if we can be of further assistance in this matter.

Very truly yours,

David I. Meyers

Enclosures

cc: Richard R. Grinnan, Esquire, Massey Energy Company
David M. Carter, Esquire, Troutman Sanders LLP
Mr., Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
The City of New York - Office of the Comptroller

2025456v1



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

BY EXPRESS MAIL

February 4, 2011

RECEIVED
FEB 07 2011

Mr. Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
P.O. Box 26765
Richmond, VA 23261

Re: The Shareholder Proposal of the New York City Pension Funds and Retirement Systems

Dear Mr. Grinnan:

On behalf of the New York City Comptroller and the New York City Pension Funds and Retirement Systems (the "Funds"), I withdraw the Funds' proposal regarding the Company's response to rising regulatory and public pressure for the reduction of pollution that was submitted for inclusion in the Company's 2011 Proxy Materials for the consideration and vote of the shareholders.

Very truly yours,

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy

New York City Comptroller's Office
1 Centre Street, Room 629
New York, NY 10007
(212) 669-2013
Fax (212) 669-4072
ksylves@comptroller.nyc.gov

cc: Meredith B. Cross
Director
Securities and Exchange Commission
Division of Corporation Finance

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

TROUTMAN SANDERS BUILDING
1001 HAXALL POINT
RICHMOND, VIRGINIA 23219
www.troutmansanders.com
TELEPHONE: 804-697-1200
FACSIMILE: 804-697-1339

MAILING ADDRESS
P.O. BOX 1122
RICHMOND, VIRGINIA 23218-1122

David I. Meyers
Dave.Meyers@troutmansanders.com

Direct Dial: 804-697-1239
Direct Fax: 804-698-5176

January 25, 2011

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: Massey Energy Company/Omission of Stockholder Proposal under Rule 14a-8; Proposal of Comptroller of the State of New York

Ladies and Gentlemen:

Our client, Massey Energy Company ("Massey"), has received a stockholder proposal and supporting statement (the "Proposal") submitted by the Comptroller of the State of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponent") for inclusion in its proxy materials for its 2011 annual meeting of stockholders.

On behalf of Massey, we hereby notify the Staff of the Division of Corporate Finance (the "Staff") of Massey's intention to omit the Proposal pursuant to Rules 14a-8(i)(7) and 14a-8(i)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal deals with a matter relating to the conduct of Massey's ordinary business operations and because the Proposal is not relevant to Massey's operations. We hereby request that the Staff will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Company omits the Proposal from its proxy materials for the 2011 annual meeting of stockholders.

Massey expects to file its definitive proxy statement for the 2011 annual meeting of stockholders in April 2011. Pursuant to Rule 14a-8(j), Massey hereby submits its reason for excluding the Proposal no later than 80 days before it expects to file its definitive form of proxy with the Commission. Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting on behalf of Massey this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover e-mail accompanying this letter. In accordance with the Staffs' instruction in Section E of SLB 14D and Rule 14a-8(j) under the Exchange Act, I am simultaneously forwarding a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff.

THE PROPOSAL

The proposal requests that Massey issue a report reviewed by a board committee of independent directors on how Massey is "responding to increasing regulatory and public pressure to significantly reduce pollution from the company's operations and use of its primary products." The requested report would omit proprietary information, be prepared at reasonable cost and be made available to stockholders by September 1, 2011. A copy of the proposal and accompanying materials are attached as Exhibit A.

DISCUSSION

The Proposal is Excludable as Ordinary Business Operations under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) under the Exchange Act ("Rule 14a-8(i)(7)") permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business operations." The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders." The Commission noted that the "basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings."[1] In its release adopting revisions to Rule 14a-8 of the Exchange Act in 1998, the Commission described the two "central considerations" underpinning this exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3] In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of a company's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. In cases where it does, the proposal, although only requiring the preparation of a report, will be excludable.[4]

In Staff Legal Bulletin No. 14C ("SLB 14C"), the Staff provided guidance with respect to Rule 14a- 8(i)(7). Specifically, the Staff distinguished between shareholder proposals requesting

---

[1] Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982).
[2] SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release").
[3] *Id.*
[4] SEC Release No. 34-20091 (August 16, 1983).

an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health, and shareholder proposals which instead focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health. The Staff took the position in SLB 14C that the first type of proposal would be excludable as relating to an evaluation of the risk, while the second type of proposal would not be excludable.

The Staff provided additional guidance with respect to shareholder proposals involving an evaluation of risk in Staff Legal Bulletin No. 14E ("SLB 14E"). SLB 14E states that "[t]he fact that a shareholder proposal would require an evaluation of risk will no longer be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." Instead, the Staff will evaluate the merits of a shareholder proposal by focusing on "the subject matter to which the risk pertains or that gives rise to the risk" and where a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) *as long as a sufficient nexus exists between the nature of the proposal and the company*. However, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)."

1. The Nature of the Proposal Lacks a Sufficient Nexus to Massey

The Proposal requests Massey to report on how it is responding to increasing regulatory and public pressure to significantly reduce pollution from its operations and from the use of its primary products. Massey's primary business, however, is to produce, process and sell coal, not to burn it. Massey does not engage in any operations in which the burning of coal accounts for a significant portion of its total assets, net earnings and/or gross sales, nor does it own or operate any power plants or have any plans to operate power plants or to enter into a business that burns coal.

The Proposal's supporting statements relate solely to pollution arising from the burning of coal, not the production, processing or selling of coal, including statements such as "the burning of coal to generate electricity in the U.S. causes about $62 billion a year in 'hidden costs' for environmental damage" and "as coal-fired plants lose their competitive advantage to more stringent regulations, many will be forced into the red and early retirement, while others will be encouraged to switch to more emission-efficient natural gas." Based on these statements and the fact that Massey's business is the production, processing and selling of coal, not the burning of it, Massey believes that the subject matter of the Proposal lacks a sufficient nexus to Massey and its operations.

2. The Focus of the Proposal is on Ordinary Business Operations, Not Significant Policy Issues

The Staff historically has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that such day-to-day activities could be tied to larger social issues. *See* e.g., Assurant, Inc. (March 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change); Foundation Coal Holdings, Inc. (March 11, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); CONSOL Energy Inc. (February 23, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); Alpha Natural Resources, Inc. (February 17, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); General Electric Co. (January 9, 2009) (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy); Arch Coal, Inc. (January 17, 2010) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product); Centex Corporation (May 14, 2007) (concurring that the company could exclude a proposal calling for management to "assess how the company is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); Standard Pacific Corp. (January 29, 2007) (concurring that the company could exclude a proposal calling for management to "assess its response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Ryland Group, Inc. (February 13, 2006) (concurring that the company could exclude a proposal calling for a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Hewlett-Packard Company (December 12, 2006) (concurring that the company could exclude a proposal calling for a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of relating to the company's ordinary business); Newmont Mining Corp. (February 5, 2005) (concurring that the company could exclude a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations, "with a particular reference to potential environmental and public health risks incurred by the company"); Ford Motor Company (March 2, 2004) (concurring that the company could exclude a proposal calling for an annual report on climate change science where the request set forth "the specific method of preparation and the specific information to be included in a highly detailed report"); American International Group, Inc. (February 11, 2004) (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business); Chubb Corporation (January 25, 2004) (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business); and Cinergy Corp. (February 5, 2003) (concurring that the company could exclude a proposal requesting a report on, among other things, economic risks associated with the company's past, present and future emissions of certain substances).

The Proposal does not request that Massey change its policies or minimize or eliminate operations that may adversely affect the environment or public health, but instead focuses on the impact of regulatory and public pressures on Massey. Thus, Massey believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion. This is evidenced not only by the terms of the Proposal itself but also by claims regarding the economic implications of environmental regulations on coal companies, including assertions that such regulation will result in "a migration to natural gas." These statements clearly indicate that the Proposal is focused on the economic implications on and liability of Massey rather than social policy. These are matters for the business judgment of management and are not appropriate for oversight by stockholders.

3. The Proposal Seeks to Micromanage the Company's Ordinary Business Operations

Massey believes that the Proposal is excludable because it calls for the micro-management of particular aspects of Massey's ordinary business operations. The impact of environmental regulation on Massey's business operations is an integral part of Massey's day-to-day business strategy and operations. Massey has a standing Safety and Environmental Committee of its Board of Directors, which is charged with the responsibility of reviewing and making recommendations to the Board of Directors regarding environmental trends and issues as they may affect the operations and strategic direction of the Company and it subsidiaries. Massey views these matters, which include regulatory and public pressure to reduce pollution, as fundamental to Massey's ordinary business. The members of the Safety and Environmental Committee and management also believe that they, and not Massey's stockholders, are in the best position to determine how resources already committed by Massey to environmental matters should be deployed. A copy of the charter of the Safety and Environmental Committee is attached hereto as Exhibit B.

Massey is one of the largest coal producers in the United States, focusing on producing, processing and selling bituminous coal of various steam and metallurgical grades, primarily of a low sulfur content. At December 31, 2010, Massey operated 93 mines located in West Virginia, Virginia and Kentucky. Due to the nature of Massey's business, the requested report on its response to regulatory and public pressure to reduce pollution would be a laborious task because the Proposal appears to contemplate a report more detailed than the information already compiled and made publicly available by Massey in accordance with applicable laws and regulations or otherwise. Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company, including an analysis of various decisions, strategies and plans formulated and implemented at Massey locations which, individually, are not material to Massey on a consolidated basis. Such an undertaking would necessarily encompass Massey's financial budgets, capital expenditure plans, coal-pricing philosophy, coal production plans and short- and long-term business strategies. In addition, undertaking to prepare a report in such detail would necessarily divert important resources from alternate uses that Massey's Board of Directors and management deem to be in the best interests of Massey and its stockholders. This is the type of micro-management by stockholders that the Commission sought to enjoin in the 1998 Release.

Massey views its consideration and response to regulatory and public pressure regarding pollution as an important ordinary business consideration, as demonstrated by Massey's disclosure in its most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2009, in "Item 1. Business" and "Item 1A. Risk Factors" sections of such Form 10-K (the relevant pages of this Form 10-K are attached hereto as Exhibit C). In these sections, Massey provides substantial disclosure regarding current and future environmental regulation and the potential effects to its business relating to such regulation. Massey views monitoring environmental regulation as part of its ordinary business operations and, therefore, the Proposal relates directly to Massey's policies and programs for risk management, assessments of exposure and loss prevention and other business strategies. Such critical matters to Massey's business are not appropriate for stockholder oversight. Further, given the high level of complexity involved with the substance of the report called for by the Proposal, it is unlikely that the average stockholder would have sufficient expertise in environmental matters to be in a position to make informed judgments on the basis of the requested information.

It is well established that stockholder proposals seeking a company's assessment of the implications of particular aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The type of report requested by the Proposal necessarily entails Massey's assessment of the adequacy of its reporting on environmental matters, and the Proposal and the supporting statements suggest that the reason to do so is for competitive purposes. For example, the supporting statements suggest there will be "a migration to natural gas" in the coming years and cite numerous market share forecasts for coal and natural gas. Massey is currently in the business of producing, processing and selling coal, and any future decision to pursue operations in natural gas, along with considerations regarding Massey's market share, are the fundamental responsibility of management and are not matters appropriate for stockholder oversight.

4. The Proposal Relates to Massey's Compliance with Applicable Law

The Staff has concurred with the omission of shareholder proposals on the basis that they related to a company's compliance with applicable law. *See* e.g., Humana Inc. (February 25, 1998) (proposal requesting that the board of directors appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program to investigate possible corporate misconduct and report to shareholders the findings of its review); General Electric Co. (January 4, 2005) (proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations); and Allstate Corp. (February 16, 1999) (proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company). In each of these matters, the Staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations, i.e., the conduct of a legal compliance program. Massey's operations are subject to extensive safety, health and environmental regulations as discussed in its Form 10-K for the fiscal year ended December 31, 2009 (the relevant pages of which are attached hereto as Exhibit C), and Massey clearly views monitoring these regulatory developments as part of its ordinary business operations. Accordingly, the Proposal deals with the day-to-day business operations of Massey as it relates to legal and regulatory compliance.

The Proposal is Excludable because it is Not Relevant to Massey's Operations

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal that relates to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business.

The Proposal requests Massey to report on pollution from its operations and use of its primary products. Massey's primary business, however, is to produce, process and sell coal, not to burn it. Massey does not own or operate any power plants, has no current plans to do so and does not engage in any operations in which the burning of coal accounts for 5% or more of its total assets or represents 5% or more of its net earnings or gross sales. Further, the proposal does not otherwise significantly relate to Massey's business. As a result, the Proposal is not relevant to Massey's operations and should be excludable from Massey's proxy statement pursuant to Rule 14a-8(i)(5).

The supporting statements themselves state that the "burning of coal," not the production, processing or selling of coal, is responsible for $62 billion a year in "hidden costs" for environmental damage. The Staff has permitted companies to exclude shareholder proposals unrelated to their businesses. For example, in Arch Coal, Inc. (January 19, 2007) (the "2007 Letter"), Arch Coal, Inc. ("Arch") sought to exclude a similar proposal under Rule 14a-8(i)(5). In the 2007 Letter, Arch indicated that it did not have or plan to have any power plant operations. Arch also explained that because its primary business was to mine, process and market low sulfur coal through its active mining operations, the proposal did not relate to any of Arch's assets, net earnings or gross sales and was therefore irrelevant to Arch's operations under Rule 14a-8(i)(5). Similarly, in The Proctor & Gamble Company (August 11, 2003), two shareholders submitted a proposal requesting that The Proctor & Gamble Company ("P&G") adopt a new policy forbidding human embryonic stem cell research. P&G sought to exclude the proposal pursuant to Rule 14a-8(i)(5). P&G indicated that it did not conduct human embryonic stem cell research and that it had no plans to conduct such research in the future. In these examples, the Commission indicated that it would not recommend enforcement if Arch and P&G, respectively, excluded the proposals in reliance on Rule 14a-8(i)(5).

The Staff has historically adhered to the proposition that proposals that are "ethically significant in the abstract but have no meaningful relationship to the [company's] business" may be excluded. *See* e.g., Hewlett-Packard Company (January 7, 2003) (Israeli operations and land owned in Israel were not otherwise significantly related to the company's business despite revenues related to Israeli operations accounting for nearly 3.5% of the company's total net revenues for the previous fiscal year); and Merck & Co. Inc. (January 4, 2006) (the company's practice of obtaining and distributing gifts obtained from the Peoples Republic of China to participants in its Partnership for Giving Campaign was not otherwise significantly related to the company's business).

STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE

Pursuant to SLB 14C, in order to facilitate transmission of the Staffs' response to my request during the highest volume period of the shareholder proposal season, my facsimile number is (804) 698-5176, and the Proponents' facsimile number is (212) 815-8663 (New York City Office of the Comptroller).

CONCLUSION

Based upon the foregoing, Massey believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2011 annual meeting of stockholders under Rule 14a-8(i)(7), because the Proposal deals with the ordinary business operations of Massey and under Rule 14a-8(i)(5) because the Proposal is not relevant to Massey's operations.

As discussed above, the Proposal should be excludable under Rule 14a-8(i)(7) because it focuses on Massey's fundamental day-to-day business operations and involves a matter that requires an internal assessment of the Massey's response to various regulatory and public policy initiatives. A proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a public policy matter. The fact that the Proposal and supporting statement mention greenhouse gas emissions and pollution does not remove it from the scope of Rule 14a-8(i)(7), because the Proposal fundamentally addresses the benefits, risks and liabilities Massey faces as result of its response to regulatory competitive and public pressure to address pollution.

In addition, the Proposal should be excludable under Rule 14a-8(i)(5) because it is not relevant to Massey's operations. Massey's primary business is to produce, process and sell coal, not to burn it. Massey does not own or operate any power plants, has no current plans to do so, does not engage in any operations in which the burning of coal accounts for 5% or more of its total assets or represents 5% or more of its net earnings and gross sales, and the proposal does not otherwise significantly relate to Massey's business.

Massey respectfully requests that the Staff concur that it will not recommend enforcement action against Massey if Massey omits the Proposal from its proxy materials for its 2011 annual meeting of stockholders. If the Staff does not concur with the positions of Massey discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If the Staff has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned by telephone at (804) 697-1239.

Very truly yours,

David I. Meyers

Enclosures

cc: Richard R. Grinnan, Esquire, Massey Energy Company
David M. Carter, Esquire, Troutman Sanders LLP
Mr., Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
The City of New York - Office of the Comptroller



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

EXHIBIT A

December 8, 2010

RECEIVED
DEC 13 2010

Mr. Richard R. Grinnan
Vice President & Corporate Secretary
Massey Energy Company
P. O. Box 26765
Richmond, VA 23261

Dear Mr. Grinnan:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Massey Energy Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

KS/ma
Enclosures
Massey Energy Co. – Climate Change 2011

GREENHOUSE GAS REPORT

WHEREAS:

In October 2009, a National Academy of Sciences report stated that the burning of coal to generate electricity in the U.S. causes about $62 billion a year in "hidden costs" for environmental damage, not including the costs for damage associated with GHG emissions. According to the U.S. EPA, monetized costs and benefits of complying with the Clean Air Act and its amendments total over $700 million and $23 trillion, respectively.

In September 2010, Wood Mackenzie stated, "Of the several EPA anticipated and proposed non-carbon regulations, those with the most significant anticipated impact on the coal-fired fleet are: the Clean Air Transport Rule; Mercury Maximum Achievable Control Technology (MACT) standard; Hazardous Air Pollutants (HAP) standards; and a new rule under the Clean Water Act (CWA)." "Compliance with the anticipated EPA rules for further regulating non-carbon emissions would require installing expensive emissions controls on generators not yet retrofitted." As coal-fired plants lose their competitive advantage to more stringent regulations, many will be forced into the red and early retirement, while others will be encouraged to switch to more emission-efficient natural gas.

In September 2010, the Wall Street Journal reported, based upon multiple sources including Bernstein Research, that if all coal-fired power plants must install sulfur-dioxide scrubbers to meet EPA emissions standards for mercury and acid gases, energy production by coal-fired plants will decrease by approximately 9.6% by 2015, and this slack in production will probably be buttressed by a migration to natural gas. For instance, in August 2010 the Tennessee Valley Authority announced that it will idle nine coal-fired plants while continuing to expand its natural gas capacity. The U.S. Energy Information Administration reports that, whereas coal accounted for 18% and natural gas accounted for 42% of total new capacity in 2009, it's predicted that coal will decrease to 10% and natural gas will increase to 82% of total new capacity by 2013.

A comprehensive two-year study released by the MIT Energy Initiative in 2010 (assuming a scenario where the U.S. mandates a reduction in greenhouse gas emissions to 50% of 2005 levels by 2050) predicts that total energy use would decrease, as well as coal's share of the generation mix -- to be substantially replaced by natural gas. "Because national energy use is substantially reduced, the share represented by gas is projected to rise from about 20% of the current national total to around 40% in 2040."

RESOLVED: Shareholders request a report (reviewed by a board committee of independent directors) on how the company is responding to increasing regulatory and public pressure to significantly reduce pollution from the company's operations and use of its primary products. This report will omit proprietary information, be prepared at reasonable cost, and be made available to shareholders by September 1, 2011.

EXHIBIT B



Massey Energy
Effective: 11/23/10
Supersedes: 7/26/10

SAFETY AND ENVIRONMENTAL COMMITTEE CHARTER

A. PURPOSE AND ACTIVITIES

Statement of Purpose

The Safety and Environmental Committee (the "Committee") shall:

i. Review management of safety and environmental responsibilities to separate regulatory compliance from production objectives.

ii. Review, assess risks and make recommendations regarding the policies, programs, positions, goals, and strategies of Massey Energy Company (the "Company") in relation to safety and environmental issues, including legislation and government regulation, deemed significant by the Committee or which may be referred to the Committee by the Board or by management;

iii. Review and make recommendations regarding safety and environmental trends and issues as they may affect the operations and strategic direction of the Company and its subsidiaries;

iv. Review and make recommendations in respect of the Company's safety and environmental policies and practices;

v. Establish a procedure for identifying individual mines that could have a potential pattern of safety and environmental violations that could indicate higher levels of risk;

vi. Review the adequacy of this Charter and recommend any changes to the Board; and

vii. Review the establishment of an internal safety and environmental audit function to regularly monitor and insure compliance with federal and state laws and regulations.

Responsibilities

As part of its responsibilities, the Committee shall:

i. Monitor the monthly reporting of operation safety indicators including fatalities, non-fatal days lost, violations per inspection day, significant and substantial violations and potential pattern of violations and actual patterns of violations as well as environmental indicators including notice of violations and discharge exceedances.

ii. Make a report to the Board on a quarterly basis regarding the Company's compliance with worker safety and environmental compliance, rules, regulations and goals.

iii. Develop goals for implementing enhancements to the Company-wide process utilized to monitor, count and report environmental incidents and complaints.

iv. Determine the specific content and organization of the Committee's environmental compliance reports to the Board to reasonably inform the Board regarding the Company's compliance with all applicable environmental laws and regulations, and any other applicable authority regarding environmental compliance.

iv. Develop goals for implementing enhancements to the Company-wide process utilized (A) to monitor, count and report mine safety incidents and complaints and near misses with high potential for injury and (B) to improve operation safety, training and performance.

v. Determine the specific content and organization of its mine safety reports to the Board to reasonably inform the Board regarding the Company's compliance with all applicable mine safety laws and regulations.

vi. Review and report to the Board the regularly scheduled internal operations safety and environmental audits by the mine rescue teams and internal environmental audit teams, respectively.

vii. Provide oversight to the formation of the safety management responsibilities including the internal audit function and monthly reporting requirements.

viii. Review annually the Company's safety training programs including the S-1 documentation, and recommend enhancements as appropriate.

ix. Review the Company's environmental compliance training programs annually and shall recommend enhancements as appropriate.

x. Report to the Board annually on the key objectives and progress in the Company's safety training programs and environmental compliance training programs.

xi. Recommend that the Board adopt quantitative goals, based on current technologies, for reducing environmental violations and mine safety incidents and near misses with a high potential for injury in connection with its operations.

xii. Select and retain one or more independent auditing firms to conduct a comprehensive review and assessment of the Company's operations as they relate to worker safety and environmental compliance and prepare and submit to the Committee a report and recommendations. The Committee shall report those findings to the Board.

xiii. Have the authority to retain independent, outside consultants to assist the Committee with regard to the Committee's duties in connection with the Company's compliance with environmental, worker, and mine safety laws, rules and regulations and training programs and written procedures. Before retaining any such consultant, the Committee shall make a determination that the consultant is capable of exercising independent judgment. In making this determination, the Committee shall consider the revenue the consultant has received for services performed for the Company during the past five (5) years.

xiv. Advise and recommend to the Compensation Committee, as requested, safety and environmental performance standards and measurement goals for incorporation into compensation arrangements as deemed appropriate by the Compensation

Committee.

xv. Consult with the Vice President for Best Environmental Practices, the Vice President for Best Safety Practices (or comparable positions) and the General Counsel regarding their duty and authority to create, implement and oversee a system by which corporate employees, suppliers, customers and advisor professionals can, on a confidential basis and without fear or reprisal, provide information concerning possible illegal or unethical conduct regarding the Company's compliance with safety and environmental issues; and

xvi. Take such other action as may be referred to it from time to time by the Board of Directors.

B. MEMBERSHIP

The Committee, appointed annually by the Board of Directors at its meeting in conjunction with the annual shareholders meeting, shall consist of a minimum of three directors, all of whom shall be "independent directors." For purposes hereof, a director will be considered "independent" if he/she (i) is free of any relationship that would preclude a finding of independence under the New York Stock Exchange Corporate Governance Rules as may be in effect from time to time, and (ii) does not have any material relationship (either as a director or as a partner, shareholder or officer of an organization) with the Company or any of its affiliates. In evaluating any such relationship, the Board shall take into consideration whether disclosure of the relationship would be required under the proxy rules of the Securities Exchange Act of 1934, as amended. If disclosure of the relationship is required, the Board must make a determination that the relationship is not material as a prerequisite to finding that the director is independent. Compliance with the definition of independence shall be reviewed annually by the Governance and Nominating Committee.

Members of the Committee shall not serve more than five consecutive one-year terms, subject to the ability of the Governance and Nominating Committee with the approval of a majority of the independent directors to make an exception based upon a determination after due consideration of the Committee member's meritorious service that it would be in the best interest of the Company's shareholders for the Committee member to serve more than five consecutive five year terms. Any such exception shall be reported to the Company's shareholders in the Company's annual proxy statement filed with the Securities and Exchange Commission (the "SEC").

The Chair of the Committee shall not be a director who received 25% or more withheld votes in each of the last two elections, as long as there is another director on the Committee who did not get more than 25% withheld votes in each of the last two elections, subject to the ability of the Governance and Nominating Committee with the approval of the majority of the independent directors to make an exception based upon a determination after due consideration of the director's meritorious service that it would be in the interest of the Company's shareholders for the Chair of the Committee to be a director who received 25% or more withheld votes in each of the last two elections. Any such exception shall be reported to the Company's shareholders in the Company's annual proxy statement filed with the SEC.

C. MEETINGS

Meetings are scheduled quarterly, preceding meetings of the Board, or otherwise as required. A quorum for the purpose of conducting business at any meeting shall consist of a majority of the Directors who are members of the Committee.

The Committee shall meet at least four (4) times in any fiscal year.

Absent special circumstances, Committee members shall make reasonable efforts to attend all annual and special shareholder meetings and to be available to answer questions about worker and mine safety and environmental practice.

The Vice President for Best Environmental Practices and Vice President for Best Safety Practices or their designees shall attend every meeting of the Committee and shall present a report thereto regarding the items under their purview.

The internal safety and environmental audit committee managers will report directly to the Committee at each quarterly meeting in order to provide internal and independent audit reports and the status of performance relative to safety and environmental goals.

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10–K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 001–07775

MASSEY ENERGY COMPANY
(Exact name of registrant as specified in its charter)

Delaware	95–0740960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
4 North 4th Street, Richmond, Virginia	23219
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (804) 788–1800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.625 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S–T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non–accelerated filer" and "smaller reporting company" in Rule 12b–2 of the Exchange Act (Check One):

Large accelerated filer ☒ Accelerated filer ☐
Non–accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non–affiliates of the registrant on June 30, 2009, was $1,670,076,824 based on the last sales price reported that date on the New York Stock Exchange of $19.54 per share. In determining this figure, the Registrant has assumed that all of its directors and executive officers are affiliates. Such assumptions should not be deemed to be conclusive for any other purpose.

Common stock, $0.625 par value ("Common Stock"), outstanding as of February 15, 2010 — 86,545,037 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2010 Annual Meeting of Stockholders, which proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2009.

Other. From time to time, we also engage in the sale of certain non-strategic assets such as timber, oil and gas rights, surface properties and reserves. In addition, we have established several contractual arrangements with customers where services other than coal supply are provided on an ongoing basis. None of these contractual arrangements is considered to be material. Examples of such other services include arrangements with several metallurgical and industrial customers to coordinate shipment of coal to their stockpiles, maintain ownership of the coal inventory on their property and sell tonnage to them as it is consumed. We work closely with customers to provide other services in response to the current needs of each individual customer.

Marketing and Sales

Our marketing and sales force, based in the corporate office in Richmond, Virginia, includes sales managers, distribution/traffic managers and administrative personnel.

During the year ended December 31, 2009, we sold 36.7 million tons of produced coal for total Produced coal revenue of $2.3 billion. The breakdown of produced tons sold by market served was 62% utility, 30% metallurgical and 8% industrial. Sales were concluded with over 100 customers. Export shipment revenue totaled approximately $472.1 million, representing approximately 20% of 2009 Produced coal revenue. In 2009, we exported shipments to customers in 13 countries across the globe, which included destinations in Europe, Asia, Africa, South America and North America. Sales are made in United States dollars, which minimizes foreign currency risk.

Employees and Labor Relations

As of December 31, 2009, we had 5,851 employees, including 76 employees affiliated with the United Mine Workers of America ("UMWA"). Relations with employees are generally good, and there have been no material work stoppages in the past ten years.

Environmental, Safety and Health Laws and Regulations

The coal mining industry is subject to regulation by federal, state and local authorities on matters such as the discharge of materials into the environment, employee health and safety, permitting and other licensing requirements, reclamation and restoration of mining properties after mining is completed, management of materials generated by mining operations, surface subsidence from underground mining, water pollution, water appropriation and legislatively mandated benefits for current and retired coal miners, air quality standards, protection of wetlands, endangered plant and wildlife protection, limitations on land use, and storage of petroleum products and substances that are regarded as hazardous under applicable laws. The possibility exists that new legislation or regulations may be adopted that could have a significant impact on our mining operations or on our customers' ability to use coal.

Numerous governmental permits and approvals are required for mining operations. Regulations provide that a mining permit or modification can be delayed, refused or revoked if an officer, director or a stockholder with a 10% or greater interest in the entity is affiliated with or is in a position to control another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws by individuals or companies no longer affiliated with us could provide a basis to revoke existing permits and to deny the issuance of addition permits. We are required to prepare and present to federal, state or local authorities data and/or analysis pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment, public and employee health and safety. All requirements imposed by such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Accordingly, the permits we need for our mining and gas operations may not be issued, or, if issued, may not be issued in a timely fashion. Permits we need may involve requirements that may be changed or interpreted in a manner that restricts our ability to conduct our mining operations or to do so profitably. Future legislation and administrative regulations may increasingly emphasize the protection of the environment, health and safety and, as a consequence, our activities may be more closely regulated. Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs, delays, interruptions or a termination of operations, the extent of which cannot be predicted.

While it is not possible to quantify the expenditures we incur to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. We post surety performance bonds or letters of credit pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, often including the cost of treating mine water discharge when necessary. Compliance with these laws has substantially increased the cost of coal mining for all domestic coal producers. We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, even with our substantial efforts to comply with extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time. In 2007, EPA filed suit against us and twenty-seven of our subsidiaries alleging violations of the Federal Clean Water Act. In January 2008, we announced that we had agreed with EPA to settle the lawsuit for a payment of $20 million in penalties. In 2009, we spent approximately $14.1 million to comply with environmental laws and regulations, of which $6.2 million was for reclamation, including $5.3 million for final reclamation. None of these expenditures were capitalized. We anticipate spending approximately $50.1 million and $29.9 million in such non-capital expenditures in 2010 and 2011, respectively. Of these expenditures, $41.2 million and $20.8 million for 2010 and 2011, respectively, are anticipated to be for final reclamation.

Emission Control Technology. We own a majority interest in Coalsolv, LLC ("Coalsolv"), which holds the United States marketing rights for the coal-fired plant emission control technologies developed by Cansolv Technologies, Inc. ("Cansolv"). Cansolv's technologies remove sulfur dioxide (SO_2), nitrogen oxide (NO_x), mercury, carbon dioxide (CO_2), and other greenhouse gases from flue gas emissions. The Cansolv process has been utilized at various industrial facilities around the world, with additional projects underway in China and Canada. Through Coalsolv, we contributed funds for a pilot plant that has been utilized in the United States and Canada for the testing and piloting of the Cansolv SO_2, NO_X, mercury, and CO_2 capture technology on coal-fired power plants.

Mine Safety and Health

Stringent health and safety standards have been in effect since Congress enacted the Federal Coal Mine Health and Safety Act of 1969. The Federal Coal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. A further expansion occurred in June 2006 with the enactment of the Mine Improvement and New Emergency Response Act of 2006 ("MINER Act").

The MINER Act and related Mine Safety and Health Administration ("MSHA") regulatory action require, among other things, improved emergency response capability, increased availability of emergency breathable air, enhanced communication and tracking systems, more available mine rescue teams, increased mine seal strength and monitoring of sealed areas in underground mines, and larger penalties by MSHA for noncompliance by mine operators. Coal producing states, including West Virginia and Kentucky, have passed similar legislation. The bituminous coal mining industry was actively engaged throughout 2009 in activities to achieve compliance with these new requirements. These compliance efforts will continue into 2010.

In 2008, MSHA published final rules implementing Section 4 of the MINER Act that addressed mine rescue, sealing of abandoned areas, refuge alternatives, fire prevention and detection, use of air from the belt entry and civil penalty assessments. MSHA also provided guidance on wireless communication and electronic tracking systems and new requirements for the plugging of coal bed methane wells with horizontal branches in coal seams. Two additional regulations were also published related to measures to achieve alcohol and drug free mines and the use of coal mine dust personal monitors. In February 2009, the United States Court of Appeals for the District of Columbia Circuit held that the 2008 rules were not sufficient to satisfy the requirements of the Miner Act in certain respects, and remanded those portions of the rules to MSHA for reconsideration. New rules issued by the MSHA will likely contain more stringent provisions regarding training of rescue teams.

All of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of industry in the United States. While regulation has a significant effect on our operating costs, our United States competitors are subject to the same regulation.

We measure our success in this area primarily through the use of occupational injury and illness frequency rates. We believe that a superior safety and health regime is inherently tied to achieving productivity and financial goals, with overarching benefits for our shareholders, the community and the environment.

Black Lung. Under federal black lung benefits legislation, each coal mine operator is required to make payments of black lung benefits or contributions to: (i) current and former coal miners totally disabled from black lung disease; and (ii) certain survivors of a miner who dies from black lung disease. The Black Lung Disability Trust Fund, to which we must make certain tax payments based on tonnage sold, provides for the payment of medical expenses to claimants whose last mine employment was before January 1, 1970 and to claimants employed after such date, where no responsible coal mine operator has been identified for claims or where the responsible coal mine operator has defaulted on the payment of such benefits. In addition to federal acts, we are also liable under various state statutes for black lung claims. Federal benefits are offset by any state benefits paid.

Workers' Compensation. We are liable for workers' compensation benefits for traumatic injuries under state workers' compensation laws in the states in which we have operations. Workers' compensation laws are administered by state agencies with each state having its own set of rules and regulations regarding compensation owed to an employee injured in the course of employment.

Coal Industry Retiree Health Benefit Act of 1992 and Tax Relief and Retiree Health Care Act of 2006. The Coal Industry Retiree Health Benefit Act of 1992 ("Coal Act") provides for the funding of health benefits for certain UMWA retirees. The Coal Act established the Combined Benefit Fund ("CBF") into which "signatory operators" and "related persons" are obligated to pay annual premiums for covered beneficiaries. The Coal Act also created a second benefit fund, the 1992 Benefit Plan, for miners who retired between July 21, 1992 and September 30, 1994 and whose former employers are no longer in business. On December 20, 2006, President Bush signed the Tax Relief and Retiree Health Care Act of 2006. This legislation includes important changes to the Coal Act that impacts all companies required to contribute to the CBF. Effective October 1, 2007, the SSA revoked all beneficiary assignments made to companies that did not sign a 1988 UMWA contract ("reachback companies"), but phased-in their premium relief. As a pre-1988 signatory, our related reachback companies received the applicable premium relief. Effective October 1, 2007, reachback companies paid only 55% of their plan year 2008 assessed premiums, 40% of their plan year 2009 assessed premiums, and will pay 15% of their plan year 2010 assessed premiums. General United States Treasury money will be transferred to the CBF to make up the difference. After 2010, reachback companies will have no further obligations to the CBF, and transfers from the United States Treasury will cover all of the health care costs for retirees and dependents previously assigned to reachback companies.

Pension Protection Act. The Pension Protection Act of 2006 ("Pension Act") has simplified and transformed the rules governing the funding of defined benefit plans, accelerated funding obligations of employers, made permanent certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, made permanent the diversification rights and investment education provisions for plan participants and encouraged automatic enrollment in defined contribution 401(k) plans. In general, most provisions of the Pension Act took effect for plan years beginning on or after December 31, 2007. Plans generally are required to set a funding target of 100% of the present value of accrued benefits and sponsors are required to amortize unfunded liabilities over a 7-year period. The Pension Act included a funding target phase-in provision consisting of a 92% funding target in 2008, 94% in 2009, 96% in 2010, and 100% thereafter. Plans with a funded ratio of less than 80%, or less than 70% using special assumptions, are deemed to be "at risk" and are subject to additional funding requirements. As of December 31, 2009, our pension plan was underfunded by $55.6 million. We currently expect to make voluntary contributions in 2010 of approximately $20 million. The funded status at the end of fiscal year 2010, and the need for additional future required contributions, will depend primarily on the actual return on assets during the year and the discount rate at the end of the year.

Environmental Laws

Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act, ("SMCRA"), which is administered by the Office of Surface Mining Reclamation and Enforcement ("OSM"), establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. The SMCRA and similar state statutes require, among other things, the restoration of mined property in accordance with specified standards and an approved reclamation plan. In addition, the Abandoned Mine Land Fund, which is part of the SMCRA, imposes a fee on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $0.315 per ton on surface-mined coal and $0.135 per ton on deep-mined coal. A mine operator must submit a bond or otherwise secure the performance of its reclamation obligations. Mine operators must receive permits and permit renewals for surface mining operations from the OSM or, where state regulatory agencies have adopted federally approved state programs under the act, the appropriate state regulatory authority. We accrue for reclamation and mine-closing liabilities in accordance with accounting principals generally accepted in the United States ("GAAP"). See Note 9 to the Notes to Consolidated Financial Statements.

Clean Water Act. Section 301 of the Clean Water Act prohibits the discharge of a pollutant from a point source into navigable waters of the United States except in accordance with a permit issued under either Section 402 or Section 404 of the Clean Water Act. Navigable waters are broadly defined to include streams, even those that are not navigable in fact, and may include wetlands. All mining operations in Appalachia generate excess material, which are typically placed in fills in adjacent valleys and hollows. Likewise, coal refuse disposal areas and coal processing slurry impoundments are located in valleys and hollows. These areas frequently contain intermittent or perennial streams, which are considered navigable waters under the Clean Water Act. An operator must secure a Clean Water Act permit before filling such streams. For approximately the past twenty-five years, operators have secured Section 404 fill permits that authorize the filling of navigable waters with material from various forms of coal mining. Operators have also obtained permits under Section 404 for the construction of slurry impoundments. Discharges from these structures require permits under Section 402 of the Clean Water Act. Section 402 discharge permits are generally not suitable for authorizing the construction of fills in navigable waters.

Clean Air Act. Coal contains impurities, including sulfur, mercury, chlorine, nitrogen oxide and other elements or compounds, many of which are released into the air when coal is burned. The Clean Air Act and corresponding state laws extensively regulate emissions into the air of particulate matter and other substances, including sulfur dioxide, nitrogen oxide and mercury. Although these regulations apply directly to impose certain requirements for the permitting and operation of our mining facilities, by far their greatest impact on us and the coal industry generally is the effect of emission limitations on utilities and other customers. Owners of coal-fired power plants and industrial boilers have been required to expend considerable resources to comply with these air pollution standards. The United States Environmental Protection Agency ("EPA") has imposed or attempted to impose tighter emission restrictions in a number of areas, some of which are currently subject to litigation. The general effect of such tighter restrictions could be to reduce demand for coal. This in turn may result in decreased production and a corresponding decrease in revenue and profits.

National Ambient Air Quality Standards. Ozone is produced by a combination of two precursor pollutants: volatile organic compounds and nitrogen oxide, a by-product of coal combustion. Particulate matter is emitted by sources burning coal as fuel, including coal fired power plants. States are required to submit to EPA revisions to their State Implementation Plans ("SIPs") that demonstrate the manner in which the states will attain National Ambient Air Quality Standards ("NAAQS") every time a NAAQS is revised by EPA. In 2006, EPA adopted a new NAAQS for fine particulate matter, which a number of states and environmental advocacy groups challenged as not sufficiently stringent to satisfy Clean Air Act requirements; in February 2009, the United States Court of Appeals for the District of Columbia Circuit agreed that EPA had inadequately explained its decision regarding several aspects of the NAAQS and remanded those to EPA for reconsideration, a process that could lead to more stringent NAAQS for fine particulate matter. EPA also adopted a more stringent ozone NAAQS on March 27, 2008. In addition, in 2009 and early 2010, EPA has proposed even more stringent NAAQS for ozone, SO_2, and NO_2. Revised SIPs for ozone, SO_2, NO_2, and fine particulates could require electric power generators to further reduce particulate, nitrogen oxide and sulfur dioxide emissions. In addition to the SIP process, the Clean Air Act permits states to assert claims against sources in other "upwind" states alleging that emission sources including coal fired power plants in the upwind states are preventing the "downwind" states from attaining a NAAQS. The new NAAQS for ozone and fine particulates, as well as claims by affected states, could result in additional controls being required of coal fired power plants and we are unable to predict the effect on markets for our coal.

Acid Rain Control Provisions. The acid rain control provisions promulgated as part of the Clean Air Act Amendments of 1990 in Title IV of the Clean Air Act ("Acid Rain program") required reductions of sulfur dioxide emissions from power plants. The Acid Rain program is now a mature program and we believe that any market impacts of the required controls have likely been factored into the price of coal in the national coal market.

Regional Haze Program. EPA promulgated a regional haze program designed to protect and to improve visibility at and around so-called Class I Areas, which are generally National Parks, National Wilderness Areas and International Parks. This program may restrict the construction of new coal-fired power plants whose operation may impair visibility at and around the Class I Areas. Moreover, the program requires certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxide and particulate matter. States were required to submit Regional Haze SIPs to EPA by December 17, 2007. Many states did not meet the December 17, 2007, deadline and we are unable to predict the impact on the coal market of the failure to submit Regional Haze SIPs by the deadline or of any subsequent submissions deadlines.

New Source Review Program. Under the Clean Air Act, new and modified sources of air pollution must meet certain new source standards ("New Source Review Program"). In the late 1990s, EPA filed lawsuits against many coal-fired plants in the eastern United States alleging that the owners performed non-routine maintenance, causing increased emissions that should have triggered the application of these new source standards. Some of these lawsuits have been settled, with the owners agreeing to install additional pollution control devices in their coal-fired plants. The remaining litigation and the uncertainty around the New Source Review Program rules could adversely impact utilities' demand for coal in general or coal with certain specifications, including the coal we produce.

Multi-Pollutant Strategies. In March 2005, EPA issued two closely related rules designed to significantly reduce levels of sulfur dioxide, nitrogen oxide and mercury: the Clean Air Interstate Rule ("CAIR") and the Clean Air Mercury Rule ("CAMR"). CAIR sets a "cap-and-trade" program in 28 states and the District of Columbia to establish emissions limits for sulfur dioxide and nitrogen oxide, by allowing utilities to buy and sell credits to assist in achieving compliance with the

NAAQS for 8-hour ozone and fine particulates. CAMR as promulgated will cut mercury emissions nearly 70% by 2018 through a "cap-and-trade" program. Both rules were challenged in numerous lawsuits and the United States Court of Appeals for the District of Columbia Circuit vacated CAMR and remanded it to EPA for reconsideration on February 8, 2008. The same court vacated the CAIR on July 11, 2008, but subsequently revised its remedy to a remand to EPA for reconsideration on December 23, 2008. EPA is preparing its response to the remand, but the court did not impose a response date. Regardless of the outcome of litigation on either rule, stricter controls on emissions of SO_2, NO_x and mercury are likely in some form. Any such controls may have an impact on the demand for our coal. The EPA Administrator announced in December 2009 that EPA will propose a new air toxics Maximum Achievable Control Technology (MACT) standard for power plants in 2010 and finalize it in 2011. The new rule will regulate several air toxics in addition to mercury and will likely have a significant impact on the levels of controls required on power plants. Such rules and controls may have a significant, but undetermined, impact on the demand for coal.

Global Climate Change

Global climate change continues to attract considerable public and scientific attention. Widely publicized scientific reports, such as the Fourth Assessment Report of the Intergovernmental Panel on Climate Change released in 2007, have also engendered widespread concern about the impacts of human activity, especially fossil fuel combustion, on global climate change. A considerable and increasing amount of attention in the United States is being paid to global climate change and to reducing greenhouse gas emissions, particularly from coal combustion by power plants. According to the EIA report, "Emissions of Greenhouse Gases in the United States 2007," coal combustion accounts for 30% of man-made greenhouse gas emissions in the United States. Legislation was introduced in Congress in the past several years to reduce greenhouse gas emissions in the United States and, although no bills to reduce such emissions have yet to pass both houses of Congress, bills to reduce such emissions remain pending and others are likely to be introduced. President Obama campaigned in favor of a "cap-and-trade" program to require mandatory greenhouse gas emissions reductions and since his election has continued to express support for such legislation, contrary to the previous administration.

The issue of greenhouse gasses has been the subject of a number of recent court cases. Most recently, in the case of Massachusetts v. EPA, the United States Supreme Court ("Supreme Court") found that greenhouse gases are air pollutants covered by the Clean Air Act. The Supreme Court held that the administrator of the EPA must determine whether emissions of greenhouse gases from new motor vehicles cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare, or whether the science is too uncertain to make a reasoned decision. The Supreme Court decision resulted from a petition for rulemaking under section 202(a) of the Clean Air Act filed by more than a dozen environmental, renewable energy, and other organizations. On December 7, 2009, the EPA Administrator signed two distinct findings regarding greenhouse gases under section 202(a) of the Clean Air Act. One finding is that the current and projected concentrations of the six key well-mixed greenhouse gases--carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), and sulfur hexafluoride (SF_6)--in the atmosphere threaten the public health and welfare of current and future generations. The second finding is that the combined emissions of these well-mixed greenhouse gases from new motor vehicles and new motor vehicle engines contribute to the greenhouse gas pollution which threatens public health and welfare. These findings do not themselves impose any requirements on industry or other entities. However, this action is a prerequisite to finalizing the EPA's proposed greenhouse gas emission standards for light-duty vehicles, which were jointly proposed by EPA and the Department of Transportation's National Highway Safety Administration on September 15, 2009. In addition, these findings may trigger permitting and other requirements for stationary sources regarding CO_2 and other greenhouse gasses. Such requirements may have a significant, but undetermined impact on the ability to mine and use coal.

In December 2009, 192 countries attended the Copenhagen Climate Change Summit to discuss actions to be taken to combat global climate change. Leaders from more than two dozen countries representing over 80 percent of the world's SO_2 emissions negotiated the Copenhagen Accord, which puts a non-binding expectation on all of the major emitting countries to officially record their commitments to reduce SO_2 emissions by January 31, 2010. The United States participated in the conference and stated a goal to reduce emissions in the range of 17 percent below 2005 levels by 2020, 42 percent below 2005 levels by 2030, and 83 percent below 2005 levels by 2050, which is substantially in line with the energy and climate legislation passed by the United States House of Representatives in 2009. The ultimate outcome of the Copenhagen Accord and any treaty or other arrangement ultimately adopted by the United States or other countries, may have a material adverse impact on the global supply and demand for coal. This is particularly true if cost effective technology for the capture and sequestration of carbon dioxide is not sufficiently developed. Technologies that may significantly reduce emissions into the atmosphere of greenhouse gases from coal combustion, such as carbon capture and sequestration (which captures carbon dioxide at major sources such as power plants and subsequently stores it in nonatmospheric reservoirs such as depleted oil and gas reservoirs, unmineable coal seams, deep saline formations, or the deep ocean) have attracted and continue to attract the attention of policy makers, industry participants, and the public. For example, in July 2008, EPA proposed rules that would establish, for the first time, requirements specifically for wells used to inject carbon dioxide into geologic formations. No regulations have been promulgated yet, but the issue of carbon sequestration results in considerable uncertainty, not only regarding rules that may become applicable to carbon dioxide injection wells but also concerning liability for potential impacts of injection, such as groundwater contamination or seismic activity. In addition, technical, environmental, economic, or other factors may delay, limit, or preclude large-scale commercial deployment of such technologies, which could ultimately provide little or no significant reduction of greenhouse gas emissions from coal combustion.

Global climate change continues to attract considerable public and scientific attention and a considerable amount of legislative attention in the United States is being paid to global climate change and the reduction of greenhouse gas emissions, particularly from coal combustion by power plants. Enactment of laws and passage of regulations regarding greenhouse gas emissions by the United States or some of its states, or other actions to limit carbon dioxide emissions, could result in electric generators switching from coal to other fuel sources.

Permitting and Compliance

Our operations are principally regulated under surface mining permits issued pursuant to the SMCRA and state counterpart laws. Such permits are issued for terms of five years with the right of successive renewal. We currently have over 500 surface mining permits. In conjunction with the surface mining permits, most operations hold national pollutant discharge elimination system permits pursuant to the Clean Water Act and state counterpart water pollution control laws for the discharge of pollutants to waters. These permits are issued for terms of five years. Additionally, the Clean Water Act requires permits for operations that fill waters of the United States. Valley fills and refuse impoundments are authorized under permits issued under the Clean Water Act by the United States Army Corps of Engineers. Additionally, certain surface mines and preparation plants have permits issued pursuant to the Clean Air Act and state counterpart clean air laws allowing and controlling the discharge of air pollutants. These permits are primarily permits allowing initial construction (not operation) and they do not have expiration dates.

We believe we have obtained all permits required for current operations under the SMCRA, Clean Water Act and Clean Air Act and corresponding state laws. We believe that we are in compliance in all material respects with such permits, and routinely correct violations in a timely fashion in the normal course of operations. The expiration dates of the permits are largely immaterial as the law provides for a right of successive renewal. The cost of obtaining surface mining, clean water and air permits can vary widely depending on the scientific and technical demonstrations that must be made to obtain the permits. However, our cost of obtaining a permit is rarely more than $500,000 and our cost of obtaining a renewal is rarely more than $5,000. It is impossible to predict the full impact of future judicial, legislative or regulatory developments on our operations, because the standards to be met, as well as the technology and length of time available to meet those standards, continue to develop and change.

We believe, based upon present information available to us, that accruals with respect to future environmental costs are adequate. For further discussion of our costs, see Note 9 to the Notes to Consolidated Financial Statements. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that we are potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures or the provision of additional accruals in expectation of such expenditures.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could implicate the liability provisions of the statute. Under EPA's Toxic Release Inventory process, companies are required annually to report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation, water treatment and ash received for mine placement from power generation customers. Our current and former coal mining operations incur, and will continue to incur, expenditures associated with the investigation and remediation of facilities and environmental conditions under CERCLA.

Endangered Species Act

The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of endangered species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. Based on the species that have been identified on our properties to date and the current application of applicable laws and regulations, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans.

Available Information

We make available, free of charge through our Internet website, www.masseyenergyco.com, our annual report, quarterly reports, current reports, proxy statements, Section 16 reports and other information (and any amendments thereto) as soon as practicable after filing or furnishing the material to the SEC, in addition to, our Corporate Governance Guidelines, codes of ethics and the charters of the Audit, Compensation, Executive, Finance, Governance and Nominating, and Safety, Environmental, and Public Policy Committees. These materials also may be requested at no cost by telephone at (866) 814-6512 or by mail at: Massey Energy Company, Post Office Box 26765, Richmond, Virginia 23261, Attention: Investor Relations.

Executive Officers of the Registrant

Incorporated by reference into this Part I is the information set forth in Part III, Item 10 under the caption "Executive Officers of the Registrant" (included herein pursuant to Item 401(b) of Regulation S-K).

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Decreased availability or increased costs of key equipment, supplies or commodities such as diesel fuel, steel, explosives, magnetite and tires could decrease our profitability.

Our operations are dependant on reliable supplies of mining equipment, replacement parts, explosives, diesel fuel, tires, magnetite and steel-related products (including roof bolts). If the cost of any mining equipment or key supplies increases significantly, or if they should become unavailable due to higher industry-wide demand or less production by suppliers, there could be an adverse impact on our cash flows, results of operations or financial condition. The supplier base providing mining materials and equipment has been relatively consistent in recent years, although there continues to be consolidation. This consolidation has resulted in a situation where purchases of explosives and certain underground mining equipment are concentrated with single suppliers. In recent years, mining industry demand growth has exceeded supply growth for certain surface and underground mining equipment and heavy equipment tires. As a result, lead times for certain items have generally increased.

Transportation disruptions could impair our ability to sell coal.

We are dependent on our transportation providers to provide access to markets. Disruption of transportation services because of weather-related problems, strikes, lockouts, fuel shortages or other events could temporarily impair our ability to supply coal to customers. Our ability to ship coal could be negatively impacted by a reduction in available and timely rail service. Lack of sufficient resources to meet a rapid increase in demand, a greater demand for transportation to export terminals and rail line congestion all could contribute to a disruption and slowdown in rail service. We continue to experience rail service delays and disruptions in service which are negatively impacting our ability to deliver coal to customers and which may adversely affect our results of operations.

Severe weather may affect our ability to mine and deliver coal.

Severe weather, including flooding and excessive ice or snowfall, when it occurs, can adversely affect our ability to produce, load and transport coal, which may negatively impact our cash flows, results of operations or financial condition.

Federal, state and local laws and government regulations applicable to operations increase costs and may make our coal less competitive than other coal producers.

We incur substantial costs and liabilities under increasingly strict federal, state and local environmental, health and safety and endangered species laws, regulations and enforcement policies. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. The costs of compliance with applicable regulations and liabilities assessed for compliance failure could have a material adverse impact on our cash flows, results of operations or financial condition.

New legislation and new regulations may be adopted which could materially adversely affect our mining operations, cost structure or our customers' ability to use coal. New legislation and new regulations may also require us, as well as our customers, to change operations significantly or incur increased costs. The United States Environmental Protection Agency (the "EPA") has undertaken broad initiatives to increase compliance with emissions standards and to provide incentives to our customers to decrease their emissions, often by switching to an alternative fuel source or by installing scrubbers or other expensive emissions reduction equipment at their coal-fired plants.

Concerns about the environmental impacts of coal combustion, including perceived impacts on global climate change, are resulting in increased regulation of coal combustion in many jurisdictions, and interest in further regulation, which could significantly affect demand for our products.

The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulation may require significant emissions control expenditures for many coal-fired power plants. As a result, the generators may switch to other fuels that generate less of these emissions or install more effective pollution control equipment, possibly reducing future demand for coal and the construction of coal-fired power plants. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use.

Global climate change continues to attract considerable public and scientific attention. Widely publicized scientific reports, such as the Fourth Assessment Report of the Intergovernmental Panel on Climate Change released in 2007, have also engendered widespread concern about the impacts of human activity, especially fossil fuel combustion, on global climate change. A considerable and increasing amount of attention in the United States is being paid to global climate change and to reducing greenhouse gas emissions, particularly from coal combustion by power plants. According to the EIA report, "Emissions of Greenhouse Gases in the United States 2007," coal combustion accounts for 30% of man-made greenhouse gas emissions in the United States. Legislation was introduced in Congress in the past several years to reduce greenhouse gas emissions in the United States and, although no bills to reduce such emissions have yet to pass both houses of Congress, bills to reduce such emissions remain pending and others are likely to be introduced. President Obama campaigned in favor of a "cap-and-trade" program to require mandatory greenhouse gas emissions reductions and since his election has continued to express support for such legislation, contrary to the previous administration. The United States Supreme Court's 2007 decision in *Massachusetts v. Environmental Protection Agency* ruled that EPA improperly declined to address carbon dioxide impacts on climate change in a rulemaking related to new motor vehicles. The reasoning of the court decision could affect other federal regulatory programs, including those that directly relate to coal use. In July 2008, EPA published an Advanced Notice of Proposed Rulemaking (ANPR) seeking comments regarding the regulation of greenhouse gas emissions; and in February 2009 the newly appointed administrator of EPA granted a petition by environmental advocacy groups to reconsider an interpretive memorandum by her predecessor in December 2008 that concluded the Clean Air Act's Prevention of Significant Deterioration program does not extend to carbon dioxide emissions, a decision that could lead to carbon dioxide emissions from coal-fired power plants being a consideration in permitting decisions. In addition, a growing number of states in the United States are taking steps to require greenhouse gas emissions reductions from coal-fired power plants. Enactment of laws and promulgation of regulations regarding greenhouse gas emissions by the United States or some of its states, or other actions to limit carbon dioxide emissions, could result in electric generators switching from coal to other fuel sources.

In December 2009, 192 countries attended the Copenhagen Climate Change Summit to discuss actions to be taken to combat global climate change. Leaders from more than two dozen countries representing over 80 percent of the world's SO_2 emissions negotiated the Copenhagen Accord, which puts a non-binding expectation on all of the major emitting countries to officially record their commitments to reduce SO_2 emissions by January 31, 2010. The United States participated in the conference and stated a goal to reduce emissions in the range of 17 percent below 2005 levels by 2020, 42 percent below 2005 levels by 2030, and 83 percent below 2005 levels by 2050, which is substantially in line with the energy and climate legislation passed by the United States House of Representatives in 2009. The ultimate outcome of the Copenhagen Accord and any treaty or other arrangement ultimately adopted by the United States or other countries, may have a material adverse impact on the global supply and demand for coal. This is particularly true if cost effective technology for the capture and sequestration of carbon dioxide is not sufficiently developed. Technologies that may significantly reduce emissions into the atmosphere of greenhouse gases from coal combustion, such as carbon capture and sequestration (which captures carbon dioxide at major sources such as power plants and subsequently stores it in nonatmospheric reservoirs such as depleted oil and gas reservoirs, unmineable coal seams, deep saline formations, or the deep ocean) have attracted and continue to attract the attention of policy makers, industry participants, and the public. For example, in July 2008, EPA proposed rules that would establish, for the first time, requirements specifically for wells used to inject carbon dioxide into geologic formations. No regulations have been promulgated yet, but the issue of carbon sequestration results in considerable uncertainty, not only regarding rules that may become applicable to carbon dioxide injection wells but also concerning liability for potential impacts of injection, such as groundwater contamination or seismic activity. In addition, technical, environmental, economic, or other factors may delay, limit, or preclude large-scale commercial deployment of such technologies, which could ultimately provide little or no significant reduction of greenhouse gas emissions from coal combustion.

Further developments in connection with legislation, regulations or other limits on greenhouse gas emissions and other environmental impacts from coal combustion, both in the United States and in other countries where we sell coal, could have a material adverse effect on our cash flows, results of operations or financial condition.

Our operations may adversely impact the environment which could result in material liabilities to us.

The processes required to mine coal may cause certain impacts or generate certain materials that might adversely affect the environment from time to time. The mining processes we use could cause us to become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

Certain coal that we mine needs to be cleaned at preparation plants, which generally require coal refuse areas and/or slurry impoundments. Such areas and impoundments are subject to extensive regulation and monitoring. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into nearby surface waters and property, resulting in damage to the environment and natural resources, as well as injuries to wildlife. We maintain coal refuse areas and slurry impoundments at a number of our mining complexes. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental impact and associated liability, as well as for fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as acid mine drainage ("AMD"). Although we do not currently face material costs associated with AMD, it is possible that we could incur significant costs in the future.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to certain substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us and could have a material adverse impact on our cash flows, results of operations or financial condition.

The Mine Safety and Health Administration ("MSHA") or other federal or state regulatory agencies may order certain of our mines to be temporarily or permanently closed, which could adversely affect our ability to meet our customers' demands.

MSHA or other federal or state regulatory agencies may order certain of our mines to be temporarily or permanently closed. Our customers may challenge our issuance of force majeure notices in connection with such closures. If these challenges are successful, we may have to purchase coal from third-party sources to satisfy those challenges; negotiate settlements with customers, which may include price reductions, the reduction of commitments or the extension of the time for delivery, terminate customers' contracts or face claims initiated by our customers against us. The resolution of these challenges could have a material adverse impact on our cash flows, results of operations or financial condition.

We must obtain governmental permits and approvals for mining operations, which can be a costly and time-consuming process, can result in restrictions on our operations, and is subject to litigation that may delay or prevent us from obtaining necessary permits.

Our operations are principally regulated under surface mining permits issued pursuant to the Surface Mining Control and Reclamation Act (the "SMCRA") and state counterpart laws. Such permits are issued for terms of five years with the right of successive renewal. Additionally, the Clean Water Act requires permits for operations that discharge into waters of the United States. Valley fills and refuse impoundments are authorized under permits issued by the United States Army Corps of Engineers. Such permitting under the Clean Water Act has been a frequent subject of litigation by environmental advocacy groups that has resulted in periodic declines in such permits issued by the United States Army Corps of Engineers. Additionally, certain surface mines and preparation plants have permits issued pursuant to the Clean Air Act and state counterpart laws allowing and controlling the discharge of air pollutants. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Requirements imposed by these authorities may be costly and time-consuming and may result in delays in, or in some instances preclude, the commencement or continuation of development or production operations. Adverse outcomes in lawsuits challenging permits or failure to comply with applicable regulations could result in the suspension, denial or revocation of required permits, which could have a material adverse impact on our cash flows, results of operations or financial condition.

The loss of key personnel or the failure to attract qualified personnel could affect our ability to operate the Company effectively.

The successful management of our business is dependent on a number of key personnel. Our future success will be affected by our continued ability to attract and retain highly skilled and qualified personnel. There are no assurances that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have an adverse affect on our cash flows, results of operations or financial condition.

Shortages of skilled labor in the Central Appalachian coal industry may pose a risk in achieving high levels of productivity at competitive costs.

Coal mining continues to be a labor-intensive industry. From time to time, we have encountered a shortage of experienced mine workers when the demand and prices for all specifications of coal we mine increased appreciably. During those periods, the hiring of these less experienced workers negatively impacted our productivity and cash costs. A lack of